KIRKLAND LAKE GOLD ANNOUNCES UPDATE TO FOSTERVILLE NEWS RELEASE OF AUGUST 30th,
SIGNIFICANTLY INCREASES GRADE OF KEY LOWER PHOENIX INTERCEPT

  Revised underground drill assay result increases the grade of VG(1) intercept in hole UDH4051 located down-plunge of Swan Zone, 500 m(1) from deepest Mineral Reserves

⇒ Key intercept: 51.7 g/t(1) over 2.6 m (ETW(1) 2.2 m) revised to 207 g/t(1) Au over 2.6 m(1) (ETW(1) 2.2 m(1))

(1) Abbreviations include: VG - Visible Gold; m - metres; g/t - grams per tonne gold; ETW - estimated true width.

Toronto, Ontario - November 5, 2021 - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") (TSX:KL) (NYSE:KL) (ASX:KLA) today announced a revised drill intercept for one drill hole reported in the Lower Phoenix System at Fosterville in the news release issued on August 30, 2021 (the "August 30th News Release"). All other intercepts reported that August 30th News Release are unchanged. The drilling results and collar information for drill hole UDH4051 are presented in Tables 1 and 2.

The drill result initially reported for the Lower Phoenix VG intercept was 51.7 g/t Au over 2.6 m (ETW 2.2 m), including 215 g/t over 0.6 m (ETW 0.5 m) in hole UDH4051. However, the revised intercept is 207 g/t Au over 2.6 m (ETW 2.2 m), including 947 g/t Au over 0.6 m (ETW 0.5 m). The grade revision for the intercept represents a four-fold increase from the previously reported result. The revision followed additional review of the assays released on August 30, 2021 from the Fosterville mine and resulted from an analytical error at independent assay laboratory, On Site Laboratory Services.

Tony Makuch, President and CEO of Kirkland Lake Gold, commented: "The correction to the intercept in hole UDH4051 is significant as, at 207 g/t over 2.6 m, it is extremely high-grade and is located 500 m away from our deepest Mineral Reserves in Lower Phoenix. With the very high concentrations of gold we get in the quartz with VG mineralization at Fosterville, the revised intercept provides increasing evidence that there will be additional high-grade lenses that we can identify as we drill to extend the deposit down-plunge from current Mineral Reserves."

The error in the initial report was identified during a subsequent review of the sample batch, which was assayed using an Atomic Absorption Spectrometry (AAS) instrument to measure gold in solutions. The analytical method required solutions for extremely high-grade gold samples to be diluted, and dilution calculations applied to the AAS readings to return the gold assay. On Site Laboratory Services identified that a transcription error had occurred, and that a dilution calculation had not been applied to two results in their initial report.

Comparable results for the updated UDH4051 intercept have since been returned for screen fire (metallic screening) assay, and the Chrysos PhotonAssay techniques.

Qualified Persons

Troy Fuller, MAIG, Director of Exploration, Australia, is a "qualified person" as such term is defined in National Instrument 43-101 and has reviewed and approved the technical information and data included in this press release.

For further information regarding the Company's 2020 Mineral Reserves and Mineral Resources estimates for the Fosterville Gold Mine, please refer to the Company's News Release dated February 25, 2021 and the Technical Report entitled "Updated NI 43-101 Technical Report Fosterville Gold Mine In the State of Victoria, Australia" effective December 31, 2018, both available on the Company's website and on SEDAR.

1

Drilling and Underground Sampling Assay QAQC

Kirkland Lake Gold has in place quality-control systems to ensure best practice in drilling, sampling and analysis of drill core. All underground diamond drill hole collars are accurately surveyed using a Leica TS16 Total Station (Table 2). Down-hole deviations are measured by either electronic gyro or single-shot instruments.

Sampling of diamond drill hole UDH4051 consisted of full core sampled that was sent to an independent laboratory for analysis. Sample pulps are returned from the assay laboratory for reference and future geological or metallurgical studies. Drill core sample intervals vary between 0.1 and 1.0m in length and were determined from logging of sulfide and VG to geological boundaries.

For assay QAQC purposes Certified Reference Material (CRM) and Blank samples are inserted into the sample stream at rates of approximately 1 in 25.

Samples containing visible-gold or considered likely to contain visible-gold were separated from sulfide gold samples and dispatched separately for assaying. At the laboratory "visible-gold" jobs were processed through a single pulverizer and material barren of gold ('quartz wash') was crushed before and after each sample to minimize the potential for gold to contaminate successive samples.

Assays are based on a 25-gram fire assay method. Samples containing VG or returning high-grade fire assay results are also verified by Screen fire assaying (metallic screening) with either Atomic Absorption Spectroscopy (AAS) or Gravimetric finish. Mean grades are calculated using a variable lower grade cut-off (generally 2 g/t Au) and maximum 2 m internal dilution. No upper gold grade cut-off is applied to the data. However, during future Mineral Resource studies the requirement for assay top cutting will be assessed.

The samples were assayed at On Site Laboratory Services, an independent laboratory in Bendigo, Victoria. The facility is registered under ISO 9001:2015 (CERT-40147) and operates in accordance with ISO/IEC17025 (accreditation no. 20456) under National Association of Testing Authorities, Australia (NATA).

2

Figure 1. Longitudinal Projection - Fosterville Gold Mine

Figure 2. Longitudinal Projection - Swan/Lower Phoenix South Mineralization

3

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a low-cost senior gold producer operating in Canada and Australia that is targeting 1,300,000 - 1,400,000 ounces of production in 2021. The production profile of Kirkland Lake Gold is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position, extensive management expertise and an overriding commitment to safe, responsible mining.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.kl.gold.

Cautionary Note Regarding Forward-Looking Information

This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to planned exploration programs, costs and expenditures, the potential for the discovery of additional high-grade mineralized zones at the Fosterville Gold Mine, including statements made with respect to the future growth potential at Lower Phoenix, the Cygnet Fault and Robbin's Hill, changes in Mineral Resource estimates, potential growth in Mineral Resources, conversion of Mineral Resources to proven and probable Mineral Reserves, the ability to extend mine life and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. These forward-looking statements include, but are not limited to, statements with respect to future exploration potential, project economics, timing and scope of future exploration, anticipated costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as "inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves. Among the key factors that could cause actual results to differ materially from those projected in the forward looking information are the following: the future impacts of COVID 19 and any government response to COVID 19, the ability of the Company to continue operations at its mine sites in lieu of the pandemic, its ability to reduce the spread of COVID 19 through the implementation of various COVID 19 screening and health and safety protocols at site, future planned exploration activities, risks relating to first nations and Aboriginal heritage, currency exchange rates (such as the Canadian dollar and the Australia dollar versus the United States dollar), risks associated with labour and employment matters, changes in the financial markets, future gold price, changes in applicable laws and compliance with extensive government regulation.

4

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include, among others, risks related to international operations, risks related to obtaining the permits required to carry out planned exploration or development work, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, as well as those factors discussed in the section entitled "Risk Factors" in the Company's Annual Information Form, financial statements and related MD&A for the periods ended December 31, 2020 and June  30, 2021 and other disclosures of "Risk Factors" by the Company and its predecessors, which are filed with the securities regulatory authorities in certain provinces in Canada and available on SEDAR. Although the Company has attempted to identify key factors that could cause actual results to differ materially, there may be other factors that cause unanticipated and unintended results. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ significantly from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the "SEC") applicable to domestic reporting companies. Investors are cautioned that information contained in this Annual Information Form may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the SEC thereunder.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director

Phone: +1 416-840-7884

E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@kl.gold

5

Table 1:  Drill Assay Intercepts for the Lower Phoenix Faults at Fosterville Gold Mine

(The results are later than those used for the December 31, 2020 Mineral Resources and Mineral Reserves update of The Fosterville Gold Mine)

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure
Revised Intercept - This News Release
UDH4051(1)	263.45	266.04	2.59	2.2	207	Lower Phoenix
Including(1)	265.49	266.04	0.55	0.5	947	Lower Phoenix
Previously Reported Intercept - August 30, 2021 New Release
UDH4051(1)	263.45	266.04	2.59	2.2	51.7	Lower Phoenix
Including(1)	265.49	266.04	0.55	0.5	215	Lower Phoenix

Notes:

(1) - Visible gold observed in drill intercept.

Table 2:  Underground Diamond Drill Hole Collar Location, Fosterville Gold Mine

(Collar locations are in Fosterville Mine Grid coordinate system)

Hole ID	Northing (m)	Easting (m)	Elevation (m)	Collar Azimuth (°)	Collar Plunge (°)	Total Depth (m)	Drilled Metres
Lower Phoenix Diamond Drill Hole
UDH4051	5,484	1,541	3,776	93.4	-56.5	296.8	296.8

6